UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 18, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Northland Cable Properties Eight Limited Partnership

File No. 005-83179 - CF#33344

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Northland Cable Properties Eight Limited Partnership submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Schedule 13E-3 filed November 5, 2015, as amended.

Based on representations by Northland Cable Properties Eight Limited Partnership that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99 (C-1)	through March 1, 2019
Exhibit 99 (C-2)	through March 1, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary